BUFFALO GOLD LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

JUNE 30, 2008

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

The following discussion and analysis, prepared as of August 28, 2008, should be read together with the unaudited consolidated financial statements for the quarter ended June 30, 2008 and related notes, and audited financial statements for the year ended December 31, 2007 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management’s discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of Buffalo Gold Ltd. (“Buffalo” or the “Company”). Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding Buffalo is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, development of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  The Company adds value by investing in strategic companies and developing assets through exploration moving towards the overall strategy of becoming a mid-tier gold producer.

During the period ended June 30, 2008, the Company was primarily engaged in operating the Furtei mine in Sardinia. It also worked on developing exploration programs for the Mt. Kare property in Papua New Guinea and the Oakland Park and Corridors properties in Australia.

At June 30, 2008, the Company had cash of $3,907,000. Since that date, the Company has relied on the sale of its investments to fund operations. At the date of this MD&A, the Company only has cash to support operations at the current expenditure rate until mid-September. The Company is implementing a plan to reduce expenses and generate cash so as to extend the life of its cash reserves. The Company is currently seeking additional financing, but there can be no assurance that it will be successful in doing so.

The more significant events in the Company’s recent history are:

•

In July 2008, the Company extended its sales agreement with MRI Trading AG (“MRI”) of Zug, Switzerland to include all concentrates produced over the life of the Furtei Mine in Sardinia. Buffalo has made its first shipment of gold-copper concentrate that have grade 90-100 g/t Au and 10-18% Cu, higher than the 12-18 g/t Au gold-pyrite concentrates produced and sold this year. Gold-pyrite concentrates were produced from the Sa Perrima and Su Masoni pits this year and Buffalo has worked the lower portion of the Su Masoni pit to produce the enargite-rich ore for the gold-copper concentrate.

•

In July 2008, the Company concluded that its operations at Furtei had progressed to the point that it is no longer in the development stage. As a consequence, future financial statements will recognize mining revenues and expenses relating to the Furtei operations that have been capitalized to date.

•

In April 2008, the Company gave notice to Madison Minerals Inc. ("Madison") that Buffalo wishes to implement a joint venture at their Mt. Kare project in Papua New Guinea following a 90-day notice period. At the date the Company gave notice, it had a 60% interest in the Mt. Kare project and Madison held the remaining 40%. Madison and the Company collectively hold a 10% interest in trust for the local landowners. Buffalo and Madison will have to contribute on a pro rata basis to the project costs or their ownership interests will be diluted, however, Madison has advised the Company that it does not intend to contribute to the joint venture with the result that its ownership interest in the Mt. Kare project will be diluted.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

•

In April 2008, the Company signed a second off-take agreement with MRI to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. The contract covers up to 14,500 tonnes to be produced in 2009. This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan which is currently undergoing final development. Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the carbon in leach (“CIL”) circuit.

•

In March 2008, the Company instituted a 3,250 metre drill program at the Furtei project, Sardinia. Buffalo awarded a drill contract for up to 1,750 metres of diamond core drilling in four holes. In addition the program will include up to 1,500 metres of reverse circulation (“RC”) drilling to be completed by Furtei employees using the Company's RC drill rig.

•

In February through to June 2008, the Company generated $9,153,000 from the sale of Kinbauri Gold Corp. (“Kinbauri”) shares.

•

In July 2008, the Company acquired 1,000,000 shares of Pacific Rim Mining Corp. at an aggregate cost of $499,319.

DEVELOPMENT PROPERTY - GOLD

Furtei Gold Mine

Buffalo owns a 90% interest in the Furtei Mine project, which includes a number of potential open pit and underground mines, a processing plant (capable of processing up to 1,000 tonnes per day), multiple exploration targets and a fully permitted mining concession including future tailings disposal. The Furtei processing plant was built in 1995-1996, and has an annual capacity of 360,000 tonnes of ore. The Furtei Mine produced 135,000 ounces of gold between 1996 and 2002 from oxide resource, after which the processing plant was converted from an oxide heap leach to a sulphide flotation plant. Sargold successfully re-commissioned the Furtei plant for a marginal cost in 2006.

Production and Sales

Buffalo produced 3,635 ounces of gold at the Furtei Mine in the first seven months of 2008. Gold-pyrite ore and enargite ore, rich in copper and gold, is processed using the flotation plant. Additional gold is recovered from the flotation tailing material by using the CIL facility with doré bars poured on-site. The current longer-term plan sees underground development starting in the latter part of 2008. The underground targets are mainly gold-copper mineralization from the sulphide mineral enargite.

Buffalo has entered into an agreement with MRI to purchase gold and copper concentrate produced at the Furtei Mine in Sardinia. An initial contract, in February 2008, is for the purchase of up to 5,000 tonnes to be produced from the Su Masoni and Sa Perrima open pits in 2008 and shipments of concentrate began in March 2008. A second contract includes up to 14,500 tonnes of gold-copper concentrate for sale to MRI in 2009. This includes all of the expected production of gold-copper concentrate for 2009 based on estimates from the mine plan that is undergoing final development. Buffalo will also be producing gold-pyrite concentrate for sale to MRI and will continue to pour gold and silver doré bars on site from processing of ore and tailings through the CIL circuit.

Resource Estimates and Mine Plan

A NI 43-101 report is currently being prepared by Wardrop Engineering (“Wardrop”) and will include updated geological models and resource estimates. This will form the basis of the in-house feasibility study of underground development, also being completed by Wardrop. The study is expected to be completed in October of 2008.

Exploration Program

The Company initiated a 3,250-metre exploration drilling program at Furtei in March 2008. A drill contract was awarded to the Italian company SO.RI.GE. Srl. for up to 1,750 metres of diamond core drilling in four holes. In addition the program will include up to 1,500 metres of RC drilling to be completed by Furtei employees using the Company’s RC drill rig.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

The current known deposits at Furtei occur at structural intersections and lithological contacts. The RC program will therefore target the delineation of new mineralization through a series of shallow (180 metre) holes into similar structural and lithological intersections in close proximity to the known underground deposits such as Su Coru. Buffalo and Wardrop are completing an in-house feasibility study on the current underground targets with a goal of commencing production in 2009. The diamond drilling program will mainly test for mineralization in the black diatreme breccia unit. This flat-lying unit is a volcanic breccia with angular clasts and a dark grey pyrite-rich matrix that sits below several of the current underground targets. It has been followed on section for 180 metres and is open to the north and east. Historical drill intersections within this unit have included:

•

3 metres at 12 g/t Au in hole MAD113

•

3 metres at 7.8 g/t Au in hole SMND1

•

7 metres at 4.9 g/t Au in hole CDRD153

Previous drilling into the black diatreme breccia has not been included in any historic resource calculations.

Expenses

The Company incurred exploration expenses of $358,105 on the Furtei Mine in the six months ended June 30, 2008 (2007 - $nil).

EXPLORATION PROPERTIES – GOLD

Mt. Kare Property

The Company’s Mt. Kare gold project is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which the Company has acquired an interest through Madison as described below; and exploration license EL1427 which relates to surrounding lands and which is wholly-owned by the Company. EL1427 was approved in 2007 and EL 1093 was subject to renewal with a hearing held on August 20, 2008. The Company has not yet been advised of the outcome of the hearing. The Company has also applied for exploration license, EL1575, which is located on adjacent lands.

Resources

Mt. Kare currently hosts an indicated resource of approximately 1,400,000 ounces of gold (18.83 million tonnes at 2.31 g/t gold and 17.31 g/t silver) and an inferred resource of approximately 290,000 ounces of gold (5.75 million tonnes at 1.56 g/t gold and 25.37 g/t silver):

Mineral Resources Category	Cut-off Equivalent	Tonnes (000)	Au g/t	Ag g/t	Contained 000 oz Au
Indicated	1.0	18,830	2.31	17.31	1,396
	2.0	8,559	3.66	22.51	1,008
	3.0	4,587	5.04	25.37	743

Inferred	1.0	5,753	1.56	9.53	288
	2.0	1,331	2.77	11.77	119
	3.0	476	3.85	11.22	59

These estimates are based on a block model where the gold-equivalent service variable is derived from the sum of the gold and silver grades under the assumptions of a gold price of US$550/oz and a silver price of US$10/oz (Aueq g/t = Au g/t + (10/550) x Ag g/t).

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Ownership

On October 20, 2005, the Company entered into an option agreement with Longview Capital Partners Incorporated (“Longview”) to acquire up to a 90% interest in EL1093. Longview held an option from Madison to acquire up to a 100% interest of Madison’s 90% interest in EL1093. Longview is beneficially owned by one of the Company’s directors. One of the Company’s directors is also a director and shareholder of Madison. Further to the October 20, 2005 agreement, the Company paid Longview $200,000 and in March 2007 issued to Longview 17,000,000 common shares. These common shares are subject to a time-based release from escrow over 18 months.

In June 2006, Longview and Madison agreed to grant the Company an extension of certain dates for six months in consideration for the payment by the Company of $150,000. By December 31, 2006, the Company had paid all cash amounts.

In June 2007, Buffalo further amended its agreement with Longview, Longview Capital Holdings Ltd., Madison, Madison Enterprises (BVI Inc.) and Madison Enterprises (PNG) Ltd. (“Madison PNG”) to revise the basis on which it will acquire various interests in EL1093. Under this agreement, the Company acquired a 60% interest in Madison PNG (which owns a 90% interest in EL1093) by making a payment of $500,000 (settled with 521,648 common shares) and issuing a further 3,000,000 common shares. This transaction completed in late June 2007.

In conjunction with this transaction, Buffalo has the following options for earning additional interest at Mt. Kare in the future:

(a)

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

(b)

After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

In April 2008, Buffalo decided not to continue with either of the above earn-in scenarios with Madison at Mt. Kare. Instead, Buffalo opted to trigger its joint venture option with Madison, whereby each company must contribute on a pro rata basis to the project costs or be diluted down. The JV was implemented following a 90-day notice period. Madison has advised the Company that it does not intend to contribute to the joint venture with the result that its ownership interest will be diluted.

Previous History

Buffalo has been advised of a lengthy and complicated history of litigation in the courts of Papua New Guinea relating to the respective mineral rights under the mining license EL1093 and the Mt. Kare Special Mining Lease 1 (“SML 1”) which has involved, in various proceedings, Kare-Puga Development Corporation Pty Limited (“KDC”), Oakland Limited (“Oakland”) and Ramsgate Resources NL (“Ramsgate”) as well as the Government of Papua New Guinea, Carpenter Pacific Resources NL (“Carpenter”), an Australian public company, and Matu Mining Ltd. (“Matu”), which were previous license holders. The Company’s understanding of this history is as follows.

KDC and Oakland had a number of agreements relating to the exploration and exploitation of the alluvial mineral rights and, purportedly, the hardrock mineral rights, which KDC claimed had been granted to KDC pursuant to the SML 1. In 1996, Carpenter and Matu entered into a conditional settlement agreement with Ramsgate and Oakland in order to settle all of the outstanding litigation relating to EL1093 (the “Settlement Agreement”). As a result, Oakland became a one-third shareholder in Matu; litigation unresolved at the time of execution of the Settlement Agreement was discontinued by all parties; all rights of Oakland in respect of its agreements with KDC relating to SML 1 and the alluvial activities thereon were assigned to Matu (and subsequently Madison).

The Settlement Agreement was subject to various conditions precedent, including approval by KDC. KDC gave its approval in March 1996 and Matu informed Madison that the other conditions precedent under the Settlement Agreement had been fulfilled or waived. As a result of the Settlement Agreement, all outstanding litigation was settled. In April of 1998, Oakland sold its interest in Matu to Carpenter.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

On March 20, 1998, Madison, Madison PNG, Carpenter, Matu, Ramsgate, Oakland and KDC entered into a joint venture agreement (the “Joint Venture Agreement”) to govern future exploration and development of EL1093; this agreement and Madison’s interest in EL1093 were both registered in April, 1998. Madison, through its various subsidiaries, subsequently acquired a 100% legal interest in EL1093 and it holds a 10% interest in EL1093 in trust for KDC, resulting in Madison holding a 90% beneficial interest in EL1093.  KDC will, in turn, hold the interest in trust for the traditional landowners at Mt. Kare.

The Joint Venture Agreement is now only relevant to the extent that it defines the rights and obligations of Madison, and therefore the rights of and between Buffalo and KDC. The Joint Venture Agreement provides that all costs up until the delivery of a feasibility report will be borne by Madison; KDC is obliged to pay its proportionate share of costs following the delivery of a feasibility report, failing which its interest will convert to a royalty interest equal to 10% of net profits. The Joint Venture Agreement received the ministerial approval required under the Mining Act of 1992 (Papua New Guinea) on April 17, 1998.

2007 Exploration

In May 2007, the Buffalo-Madison Joint Venture management committee recommended to the companies that a Type 2 Economic Pre-feasibility Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood. Accordingly, Buffalo’s Mt. Kare exploration work was expanded to include a regional exploration program to also evaluate other areas within the licenses.

2007 Drilling

Buffalo drilled 7,133 metres in 33 holes to test objectives both in the vicinity of known mineralization and at existing targets. Results are summarized below in Table 1.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone (“SWRZ”) and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres. On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near the surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth. MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 metres, including 33.0 metres of 1.76 g/t gold. This hole was abandoned at 208 metres due to problems with the drill. Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ. Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres. The hole was stopped prematurely due to problems with the drill rig. MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone (“NWRZ”) included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres. The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73. Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres. Hole MK07-100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101. At a depth of 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures. Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver. Hole MK07- 102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from April 18th, 2007 to October 15th, 2007

Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK07-104	186.0	200.5	14.5	2.27	6.82
	428.0	440.0	12.0	1.25	2.63

MK07-105	No significant intersections

MK07-106	No significant intersections

MK07-107	16.9	26.0	9.1	1.39	4.38

MK07-108	13.0	31.0	18.0	1.17	5.44
Including	13.0	18.6	5.6	2.25	5.06
	289.5	305.0	15.5	1.82	8.42
	398.0	408.5	10.5	1.64	24.46
Including	398.0	404.0	6.0	2.30	39.70

MK07-109	90.0	108.6	18.6	3.11	48.88

MK07-110	5.0	15.0	10.0	2.47	16.85

MK07-111	104.0	113.0	9.0	1.12	2.97

MK07-112	Not sampled

MK07-113	No significant intersections

MK07-114	15.3	23.6	8.3	0.66	3.68

MK07-115	0.0	38.0	38.0	1.06	7.43
Including	31.0	38.0	7.0	2.43	15.89

MK07-116	Not sampled

MK07-117	No significant intersections

MK07-118 to MK07-121	Not sampled

*Holes are not drilled in numerical or sequential order.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation. Samples were analysed using a 50 gram fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

Other Exploration Work

In addition to the drill work, Buffalo completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare Property and the adjacent 142 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys were used to identify additional magnetic anomalies and to define exploration and drilling targets. These were subsequently followed up with surface sampling. The results have been disappointing so far so no new drill targets have been delineated.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Aside from the surface work completed at the project, an induced polarization (“IP”) survey was completed in February 2008 to test the southern extension of the WRZ on EL 1093, which hosts the high grade zone of the Mt. Kare resource. The survey, carried out by Elliot Geophysics International (“Elliot”), followed up on previous work that outlined a broad IP response over the known mineralized zones, open-ended to the south. Elliott employed a different dipole configuration and more powerful transmitter compared to the previous survey, providing good quality readings and increased depth penetration. Modelling of the new data by the GeoDiscovery Group in Brisbane indicates that a +400 metre wide, 300 metre deep, strong chargeability anomaly extends southward for at least 250 metres beyond the most southerly line of drilling on Mt Kare. The anomaly is interpreted as being a response to sulphide mineralization and defines a previously untested portion of the Mt Kare gold-bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces gold.

Proposed Exploration

The Company is awaiting final government approval of EL1575, which is south and west of EL1427 and EL1093. The area of EL1575 is approximately 200 square kilometres. Surface mapping and sampling including stream sediments, soils, BLEGs and ridge and spur will continue until all of the licenses have been sufficiently tested. Buffalo is also compiling an exploration program to follow-up on the IP Survey results from the southern extension of the WRZ. Additional work on Mt. Kare is subject to additional financing.

Expenses

The Company incurred the following expenses on the Mt. Kare Property as follows:

Six months ended June 30	2008	2007

Drilling and sampling	$ 68,845	$ 1,920,423
Geological, geochemical, geophysics	193,905	904,063
Communications	119,002	121,137
Helicopter and transport	581,580	1,743,553
Salaries	335,753	213,413
Fuel	22,702	246,082
Land use permits	-	-
Accommodation and meals	92,332	181,170
Supplies	130,557	-
Automotive	-	303,020
Legal fees	102,617	53,795
Travel	58,358	106,719
Consulting	226,619	294,367
General	72,885	130,824
Total	$ 2,005,155	$ 6,218,566

Osilo

Osilo is an advanced exploration project in northern Sardinia. Historical work on the project delineated a series of low sulphidation high-grade epithermal gold veins providing a resource that is open for expansion. The Osilo deposits are approximately 220 kilometres north from the Furtei Mine. The Company has done no work on this project and has not yet formulated an exploration plan.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Monte Ollasteddu

Monte Ollasteddu is an early stage exploration project in southern Sardinia. Historical work identified multiple anomalies in soils and trenching, making this project highly prospective for defining new gold resources. The Company has done no work on this project and has not yet formulated an exploration plan.

As part of the acquisition of its Italian properties, and Monte Ollasteddu in particular, the Company assumed an obligation to Gold Fields Netherlands Services BV (“Gold Fields”) to issue shares with a deemed value of $333,334 in two equal tranches on each of December 22, 2007 and 2008. The 2007 obligation equates to 280,112 common shares of the Company which to date have not been issued.  The number of common shares to be issued in December 2008 will be determined using a share price equal to the greater of: (i) an amount equal to the weighted average trading price of the Company’s common shares on the Exchange for the 30 trading days immediately preceding December 18, 2008; and (ii) $0.595.

Corridors Project

The Company is targeting high-grade epithermal gold deposits on the 100% owned Corridors Project in Queensland, Australia. The Company has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets. The ten permits cover 83,000 hectares (808 square kilometres).

Situated in the Drummond Basin, the Corridors Project has been the subject of a detailed surface geochemical sampling program. The program has identified two strong gold anomalies one of which has been followed-up by a shallow drill program and completed in September 2007.

2007 Exploration

Corridors was the subject of a detailed surface sampling program by the Company in 2006 and follow-up program in early 2007. The program identified two strong gold anomalies and one has been drill tested. The Company has drilled approximately 2,500 metres of a 7,000 metre RAB/RC (rotary air blast/reverse circulation) program.

Assay results have been received from the recent drilling program on the Langton and Dalton Tank tenements where Buffalo is searching for high-grade multimillion ounce epithermal deposits similar to the Pajingo mine (held until recently by Newmont) and bulk-tonnage, medium-grade deposits like the historic Mt. Leyshon mine. Ninety RAB holes were drilled for a total of 2,523 metres. The holes tested numerous high priority targets beneath cover rocks based on a combination of surface soil/auger geochemistry, magnetics and FALCONTM gravity signatures. The drill line over the central geophysical and geochemical anomaly at Langton located a zone approximately 200 metres wide of anomalous gold. This includes two samples over 0.10ppm (the highest at 0.25ppm) with anomalous arsenic, lead and zinc. Several other holes in the line also returned gold over 0.01ppm with elevated lead and zinc.

Planned Work

The Company plans to follow up on the remaining gold anomalies at the Corridors project using a shallow drill program to be carried out in late 2008. The 2008 budget is currently being reassessed.

Expenses

The Company incurred the following expenses on Corridors as follows:

Six months ended June 30	2008	2007

Geological, geochemical, geophysics	$ -	$ 21,609
Drilling and sampling	-	1,817
Land use permits	34,948	28,271
Consulting	18,532	-

Total	$ 53,480	$ 51,697

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Oakland Park and Golden Gate Projects

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of the Company’s Golden Gate Project. A new 100% Company title, named Oakland Park, has been granted together with a new application, named Oakland Park West over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes into Oakland Park from the contiguous Golden Gate Project. The Oakland Park and Golden Gate projects cover 121,900 hectares.

2007 Exploration

The Company has not completed any surface work to date on the Oakland Park or Golden Gate properties other than geophysical interpretation. Work at Golden Gate has comprised collation of previous drill data for the definition of drill targets.  The Company was successful in being granted co-funding by the State Government of Queensland for iits planned drilling program at Oakland Park.

At Oakland Park, EPM15826 has been granted but EPM17360 is still under application and a draft native title agreement has been received from the QLD North Lands Council for these tenements and EPM 15381 (Golden Gate). The absence of drill rigs in Queensland has delayed drilling of this project but Buffalo is looking at the possibility of sharing a drill rig with Bondi in late 2008. Targets identified at Golden Gate include down-dip extensions of the historically mined high-grade stopes and extensions of the main line of lode along strike to the north and west.

Planned Work

The work plan for 2008 will include finalising a drilling program for both properties. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Oakland Park and Golden Gate properties as follows:

Six months ended June 30	2008	2007

Geological, geochemical, geophysics	$ -	$ 3,379
Land use permits	46,462	29,653
Consulting	4,002	-

Total	$ 50,464	$ 33,032

Cadarga Project

Interpretation of geophysical data has resulted in the recognition of several targets in the Queen May Goldfield in Central Queensland. A new 100% owned Company title, named Cadarga, has been lodged over the area which has received limited prior exploration and drilling. The Cadarga tenement covers 23,600 hectares.

2007 Exploration

The Company has not completed any surface work to date on the Cadarga property other than geophysical interpretation. Work at Cadarga has comprised collation of previous reports and geophysical data interpretation for the definition of drill targets.

A new exploration permit has been granted in the May Queen Goldfield of Queensland. The permit comprises 236 square kilometres and lies approximately 90 kilometres southwest of Lihir Gold’s Mount Rawdon gold mine. A number of known gold occurrences within the area have been drilled by previous explorers with results including one metre at 149 g/t gold, one metre at 71.7 g/t gold and four metres averaging 38.7 g/t gold less than 40 metres from surface.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Planned Work

The Company has identified a number of targets in the magnetic data and beneath cover rocks which will be drill tested in 2009. The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on the Cadarga projects as follows:

Six months ended June 30	2008	2007

Geological, geochemical, geophysics	$ -	$ -
Land use permits	12,476	-
Consulting	921	-

Total	$ 13,397	$ -

Palmer River Project

Interpretation of geophysical data has resulted in the recognition of numerous targets west of the Palmer River Goldfield in North Queensland. Eleven new 100% owned Company titles, named Palmer River Project, have been lodged over the area, which has received limited prior exploration. The Palmer River tenements cover 443,000 hectares (2,363 square kilometres).

2007 Exploration

The Company has not completed any surface work to date on the Palmer River properties other than geophysical interpretation. Work at Palmer River has comprised geophysical data interpretation for the definition of drill targets.

Planned Work

The work plan for 2008 will include collation of previous work. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on the Palmer River Project as follows:

Six months ended June 30	2008	2007

Geological, geochemical, geophysics	$ 1,954	$ -
Land use permits	8,433	-
Consulting	17,110	-

Total	$ 27,497	$ -

EXPLORATION PROPERTIES – NICKEL

Buffalo continues to focus on developing its gold assets. However, the Company follows a growth strategy that includes the opportunistic acquisition of undervalued projects that can be subsequently leveraged through sale or joint venture. The following projects are considered non-core assets for Buffalo.

Hannah 1

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modeling, the target depth had been estimated to be at 450 metres.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

The Hannah 1 project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company completed a single deep diamond drill hole at the Hannah 1 base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples determined that the environment was not ideal to host nickel, platinum group metals or other base metals of economic interests.  Further drilling is not required and two of the titles have been dropped.

Planned Work

Following evaluation of drill results, the Company decided to stop work on this property and wrote off the accumulated acquisition costs.

Expenses

The Company incurred the following expenses (recoveries) on the Hannah 1 Property as follows:

Six months ended June 30	2008	2007

Geological, geochemical, geophysics	$ -	$ 457
Drilling and sampling	-	8,301
Land use permits	639	5,424
Consulting	3,688	-

Total	$ 4,326	$ 14,182

Rawlinna

The Rawlinna project is an extension of the Hannah 1 area. The Company holds two granted and five exploration licence applications along the Fraser Mobile Belt covering significant targets. Rawlinna project covers 123,200 hectares.

The Rawlinna project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks.

2007 Exploration

The Company has completed detailed geophysics interpretation and identified a number of targets warranting air and ground geophysics and drill testing.

Planned Work

Upon granting of all exploration licences the Company will carry out detailed air and ground geophysics surveys to locate drill collar positions followed by drill testing of individual targets. The budget for 2008 is currently being reassessed.

The Company incurred the following expenses on the Rawlinna project as follows:

Six months ended June 30	2008	2007

Consulting	$ 840	$ -

Total	$ 840	$ -

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

EXPLORATION PROPERTIES – SILVER AND BASE METALS

Woodmurra and Callabonna

These two projects are considered to be prospective for silver-zinc-lead deposits. The four granted permits are 100% owned by the Company and comprise two new project areas named Woodmurra and Callabonna, which are located approximately 50 kilometres east of Oodnadatta, SA (300 kilometres northwest of the giant Olympic Dam copper-gold-uranium mine) and 200 kilometres NNW of Broken Hill respectively.

The four permits cover an area of approximately 196,000 (933 square kilometers) and 130,000 hectares respectively of unexplored terrane prospective for buried large silver-zinc-lead deposits. Only one previous drill-hole has tested the basement in the immediate vicinity of the Company’s permits at Woodmurra and encountered high grade metamorphic rock types which would be expected in a sequence that hosts large base metal deposits.  To the west of the Woodmurra permits, the outcropping rocks contain unusual garnet-bearing rocks which are also a hallmark indicator of a prospective sequence.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining areas of interest for focused ground work and drilling and was successful in being granted co-funding by the State Government of South Australia for its planned drilling program.

Planned Work

The Company proposes to carry out detailed ground gravity followed by ground magnetics and drill testing of a range of targets in four to five holes. The budget for 2008 is currently being reassessed.

Expenses

The Company incurred the following expenses on Woodmurra and Callabonna as follows:

Six months ended June 30	2008	2007

Consulting	$ 25,223	$ -

Total	$ 25,223	$ -

Red River

This project is considered to be prospective for very large Potosi-style silver-tin deposits.

Four granted exploration permits and ten new permit applications are 100% owned by the Company and comprise a new project area named Red River, which is located north east of the Croydon project.

The 14 permits cover an area of approximately 307,000 hectares (3,832 square kilometers) of an unexplored terrane prospective for buried large silver-tin deposits. Drilling by a competitor exploration company has confirmed the prospectivity if this terrane with a significant intersection of 133 metres grading 18.3 g/t Ag, 0.15% Sn, 1.1% Zn and 0.36% Cu beneath younger cover sediments.

2007 Exploration

The Company completed a detailed geophysical interpretation of the area defining 16 target areas of interest for focused ground work and drilling.

Planned Work

The Company proposes to progress these applications through to grant in 2008. The budget for 2008 is currently being reassessed.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

The Company incurred the following expenses on Red River as follows:

Six months ended June 30	2008	2007

Land use permits	$ 25,136	$ -
Consulting	6,580	-

Total	$ 31,716	$ -

EQUITY INVESTMENT PORTFOLIO

Buffalo invests in other junior resource companies as part of its strategy for continued growth for its shareholders. In addition to the Bondi transaction, in 2007 Buffalo made significant investments into two junior gold explorers.

Bondi Mining Limited

In November 2007, the Company transferred all of its uranium assets to Australian explorer Bondi in exchange for 25,000,000 Bondi shares and options to purchase 5,000,000 Bondi shares. Bondi acquired 100% of the Company’s Australian uranium portfolio, which was made up of ten granted tenements and 13 applications totalling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. At June 30, 2008, Buffalo held a 42% interest in Bondi. Bondi has been working to further explore the uranium project portfolio.

Field sampling and airborne geophysical surveying was completed at the Murphy Project in the Northern Territory during the last quarter of 2007. Track etch surveying highlighted 17 drill targets within the seven priority areas chosen for ground surveying and Bondi plans to carry out 10,000 metres of drilling in 2008, with field activities commenced in March 2008. A detailed airborne magnetic and radiometric survey was completed at the Mt. Hogan project, resulting in the identification of two new uranium targets in addition to the existing drill target with a historical drill intersection of seven metres at 0.38% U3O8.

Bondi has reported that “drilling has successfully confirmed and extended the previously drilled high grade uranium shoot, which remains open at depth. Drilling at Mount Hogan South has successfully traced uranium mineralization over a 200 metre strike length at the previously undrilled Mount Hogan South target area, in a structure which continues to the north and south of the drill area. The intersected zones have significant potential to expand, and follow-up exploration on the property is currently being planned.”

Bondi has reported that “the first phase of drilling on the project will comprise approximately 200 RAB holes for around 4,000 metres, testing 10 different target areas which have been developed based on detailed magnetics and radiometrics, Hoistem airborne EM survey results, and Radon track etch anomalies…” According to Bondi the first phase of drilling will take approximately four weeks with a second phase planned for July and August once results from this drilling program have been received and interpreted.

Bondi also completed airborne magnetic and radiometric surveying at the North Maureen project. The drill program was delayed to March 2008 due to flooding in the area. For more information on Bondi, please see the company website, www.bondimining.com.au.

AMI Resources Inc.

The Company acquired 1,445,500 shares of AMI in 2007 and a further 5,724,500 shares of AMI in 2008. Accordingly, Buffalo is now a major shareholder of AMI, holding an estimated 22% of AMI’s capital based on AMI’s issued and outstanding shares at December 31, 2007. AMI has been an equity investee of the Company since January 2008.

AMI is an exploration and development stage company, which has exploration activities in Ghana, West Africa. AMI, through its operating subsidiary AMI Africa Exploration Ltd., holds two contiguous concessions, Anuoro (Praso) and Beposo, which cover 15 kilometres of strike length along the prolific Ashanti Trend. AMI’s concessions cover approximately 166 square kilometres within this trend and are jointly referred to as the North Ashanti Project. AMI has spent approximately $4,000,000 to date exploring and developing this project.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

This intensive and ongoing exploration activity included soil geochemistry, magnetic survey, trenching and drilling. 6.85 million tonnes @1.35 g/t Au for 327,000 ounces:

Beposo – Measured 3,475,454 tonnes @ 1.55 g/t Au = 189,407 ounces

Beposo – Indicated 696,636 tonnes @ 1.65 g/t Au = 40,528 ounces

Anuoro – Indicated 2,687,328 tonnes @ 1.03 g/t Au = 97,686 ounces

Kinbauri Gold Corp.

Kinbauri (TSX-V: KNB) owns the El Valle Mill and auxiliary facilities, the El Valle and Carles Mines and two other properties within the Rio Narcea Gold Belt in northwestern Spain.

The Company’s immediate focus is to upgrade resources to reserves and complete a mine development plan at El Valle in order to commence production of gold and copper at the mine and mill complex there in 2010.

The total NI 43-101 (November) resources at El Valle/Carles now stand at 1,828,580 ounces gold (9.0Mt at 6.3g Au/t) and 136.8M pounds copper (8.1Mt at 0.8% Cu). A follow-up 23,000 metre in-fill drill program is in progress and will form the basis for detailed mining plans and pre-production development, which in turn will result in full production at El Valle/Carles of approximately 145,000 ounces of gold equivalent per year by 2010.

Kinbauri owns six other mining properties: Corcoesto, also in northwestern Spain, (340,000 ounces); along with five North American precious metals properties in Ontario, Quebec and Nevada which it is planning to joint venture.

At December 31, 2007 Buffalo held a 26% interest in Kinbauri. In the six months ended June 30, 2008, the Company sold 11,186,000 shares of Kinbauri for net proceeds of $8,437,715 and 5,500,000 options for net proceeds of $715,000. In February 2008, Buffalo sold some of its investment with the result that its shareholding fell below 20% and it ceased to be an equity investment. Buffalo’s CEO, Brian McEwen, sits on Kinbauri’s board of directors.

SELECTED QUARTERLY INFORMATION

During the most recent eight quarters, the Company has not recognized any revenue or incurred any loss from discontinued operations or extraordinary items. Buffalo sold gold from its Sardinian operations, but because the Company is in the development stage, proceeds from the sale of gold have been offset against capitalized mining costs for presentation purposes.

Quarter Ended	Revenue	Profit/Loss for the Quarter	Profit/Loss per Share Basic and Fully Diluted

September 30, 2006	-	(5,103,850)	(0.16)
December 31, 2006	-	(3,474,613)	(0.08)
March 31, 2007	-	(3,849,560)	(0.07)
June 30, 2007	-	(4,158,761)	(0.07)
September 30, 2007	-	(3,579,467)	(0.05)
December 31, 2007	-	(2,868,248)	(0.03)
March 31, 2008	-	(4,240,789)	(0.04)
June 30, 2008	-	2,659,788	0.02

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

In 2006, expenditures increased over prior periods as the Company expanded its operations at Mt. Kare and undertook exploration work in Australia following its March 2006 purchase of Gold FX Limited (“Gold FX”).

In 2006, the most significant factor affecting the quarterly loss was exploration expenditures, as detailed above. In addition, stock-based compensation is a material expense and was $354,000 in the second quarter, $2,668,000 in the third quarter and $nil in the fourth quarter. In the fourth quarter of 2006, the Company generated interest income and foreign exchange gain from holding funds denominated in United States dollars; together these represented over $1 million of income.

The net loss decreased in the first quarter of 2007, primarily because of lower administrative expenses. The net loss increased in the second quarter of 2007 with expanded exploration activities, particularly in Australia. The loss increased slightly in the third quarter of 2007, but there were several trends at work: the Company spent about $1.8 million less on exploration activities, but incurred a loss on disposition of marketable securities ($1.1 million) and recorded a $573,000 loss in respect of its proportion of Kinbauri’s loss for the period. The net loss decreased in the fourth quarter of 2007 following the merger with Sargold and assumption of that company’s Italian operations. In the fourth quarter, the Company reduced the scope of its operations in Papua New Guinea and, while it incurred significant expenses at its Italian operations, many of these expenses were capitalized and were not included in the loss for the period. Buffalo recorded a gain on the sale of its uranium properties which, net of related future income taxes, contributed $4.5 million.

The net loss in the first quarter of 2008 reflected reduced exploration and administrative expenditures, although the most significant difference in the loss from operations related to the absence of stock-based compensation. In spite of the lower operating expenses, the loss was higher than the previous quarter, primarily because the Company recorded had recorded gain on the sale of its uranium properties in November 2007.

The net profit in the second quarter of 2008 was primarily a result of the gain realized upon disposition of the Company’s Kinbauri shares and options which offset ongoing exploration and administrative expenditures.

Future trends in exploration expenses will depend on the success of the Furtei mine, the outcome of the Company’s current exploration initiatives and the ability of the Company to seek additional financing.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Although the mine is operating and the Company has sold gold doré bars and concentrate, the Furtei Mine is considered to be in the development stage for accounting purposes. Accordingly, mining expenses, net of revenues, are capitalized for presentation purposes. Once the Company has completed the NI 43-101 review of the resource and mine operations, the Company will establish criteria to move to the production stage. Once in the production stage, the Company will recognize revenues and expenses in the statement of operations.

Mining Activities

In the six months ended June 30, 2008, the Company capitalized $1,397,000 in net mining costs:

Mining costs

Mining expenses	$5,056,514
Mining revenues	(1,929,057)
Net mining costs capitalized	$3,127,457

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Exploration Expenses

In the quarter ended June 30, 2008, the Company spent $1,084,000 on exploration activities compared to $3,162,000 in the quarter ended June 30, 2007. Of this amount, 81% was incurred on the Mt. Kare Property. The Mt. Kare expenses primarily related to maintaining a camp at Mt. Kare. The exploration activities on other properties were much more limited, with most of the effort being expended on the Company’s Australian gold properties.

Exploration expenses for the six months ended June 30, 2008 were $2,305,000 with 87% of this being spent on the Mt. Kare Property. Exploration expenses were $6,602,000 for the six months ended June 30, 2007 and were similarly weighted towards Mt. Kare.

The Company expects exploration expenditures to continue at reduced levels in fiscal 2008 as the Company plans exploration on the Sardinian properties.

Administrative Expenses

In the quarter ended June 30, 2008, the Company incurred administrative expenses of $1,038,000 compared to $590,000 in the quarter ended June 30, 2007. The increase was primarily attributable to the 2007 merger with Sargold: Buffalo hired additional staff in Vancouver and acquired administrative activities in Sardinia. Expenses in the current quarter decreased compared to the fourth quarter of 2007. The principal difference was stock-based compensation – there was no expense in the current quarter but $1,549,000 in the fourth quarter of 2007. Professional fees were also lower in the current quarter compared to the fourth quarter of 2007, because the prior period included a year-end accrual for audit fees.

Administrative expenses for the six months ended June 30, 2008 increased to $2,080,000 from $1,182,000 in the prior year. The increase in expenses for the six-month period was largely attributable to increased overhead following the merger with Sargold.

The Company expects that administrative expenses in 2008 will be broadly comparable to 2007.

Other Items

Following the purchases of equity interests in Bondi, AMI and Kinbauri, the Company records its share in the loss recorded by these companies. It is necessary to adjust this loss as these companies have different accounting policies from Buffalo. The equity in the loss of investees was:

Period ended June 30	2008	2007

Bondi	$523,301	$-
AMI	138,802	-
Kinbauri	665,794	-
	$1,327,897	$-

In the quarter ended June 30, 2008, the Company earned $3,800 of interest income from investments from excess cash (June 30, 2007 - $57,000). The Company’s invested capital diminished considerably in the year ended December 31, 2007 following expenditures on operating and investing activities.

The Company sold marketable securities and recorded a gain of $4,771,000 (2007 - $nil). A gain of this magnitude is very unlikely to recur in the foreseeable future.

The Company recorded a foreign exchange loss of $108,000 for the quarter ended June 30, 2008 (June 30, 2007 – $413,000). Most of the loss relates to exchange rate changes on liabilities of the Company’s subsidiaries that are denominated in euros. The Company is currently affected by changes in exchange rates between the Canadian dollar, euro, Australian dollar and Papua New Guinea kina, with changes in the value of the euro having the most significant effect.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Income Taxes

In the year ended December 31, 2007, the Company recognized a $38,000 future income tax recovery since the Company can offset Australian operating losses against future income tax liabilities on its exploration properties and Bondi shares. The Company recorded a profit in the quarter ended June 30, 2008 but has sufficient losses carried forward from prior periods to offset any taxes otherwise payable.

Net Loss

The profit for the quarter ended June 30, 2008 was $2,660,000 or $0.02 per share as compared with a loss for the quarter ended June 30, 2007 of $4,159,000 or $0.07 per share. The net loss for the six months ended June 30, 2008 was $1,581,001 or $0.01 per share while the net loss for the six months ended June 30, 2007 was $8,008,000 or $0.14 per share.

Share Issuances

In January 2008, the Company completed the second tranche of a brokered private placement of 9,104,001 units at a price of $0.45 per unit to generate gross proceeds of $4,096,800 of which $211,500 was received in 2007. Each unit comprises one common share and a half-warrant with each full warrant exercisable to purchase a common share at $0.75 for a period of two years. The Company incurred cash offering costs of $474,000. In addition, the Company issued 1,114,711 broker warrants. Altogether, the Company issued an aggregate of 17,774,001 units at a price of $0.45 per unit for aggregate gross proceeds of $7,998,300 pursuant to this placement.

Change in Financial Position

At June 30, 2008 the Company has total assets of $108,741,000 as compared to $104,961,000 at December 31, 2007. The change in total assets is primarily due cash raised in the January private placement offset by expenditures on operations and the acquisition of a larger interest in AMI.  The Company also sold part of its equity investment in Kinbauri and the balance was revalued to market cost as it became an available-for-sale security.

In the three months ended June 30, 2008, the Company provided $7,820,000 of cash from financing activities, comprised primarily of the sale of Kinbauri shares and options. In the comparative period, the Company provided $24,000 of cash from financing activities, comprising $19,000 from the exercise of stock options and a $5,000 refund of financing costs from an earlier financing.

Financing activities for the six months ended June 30, 2008 generated $12,528,000. A private placement generated a net of $3,885,000 while the sale of Kinbauri shares and options generated a total of $9,153,000. Financing activities for the six months ended June 30, 2007 generated $282,000, with $277,000 of this amount coming from the exercise of stock options ($113,000) and warrants ($164,000).

In the quarter ended June 30, 2008, the Company spent $1,808,000 on investing activities as a result of capitalizing the results of operations from the development-stage Furtei operation. In the comparative period the Company spent $1,532,000 on investing activities largely due to the purchase of shares in available-for-sale securities ($950,000) and the equity investment in Kinbauri ($637,000).

Investing activities generated cash of $5,194,000 in the six months ended June 30, 2008. The major components of this amount were the purchase of an equity interest in AMI ($2,290,000) and the capitalization of the results of operations from the Furtei operation.

The Company had a cash balance of $3,907,000 at June 30, 2008, as compared to a cash balance of $1,065,000 at December 31, 2007.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2008, the Company incurred expenses with parties not at arm’s length as follows:

Party	Director or Officer Fees	Other Fees	Rent	Total
Feehily MacPhedran, Oldfield, Reynolds[1]	90,000	-	-	90,000
Brian McEwen Consulting Inc. [2]	106,320	-	-	106,320
Lakehead Geological Services Inc. [3]	30,000	-	-	30,000
Colourworks Presentation Inc.[4]	1,284	-	-	1,284
J.G. Stewart Law Corporation Ltd. [5]	60,000	-	-	60,000
MCSI Consulting Services Inc. [6]	38,921	-	-	38,291
S2 Management Inc. [7]	16,045	-	-	16,045
Longview Capital Partners Incorporated [8]	-	201,819	21,600	223,419
Total	342,570	201,819	21,600	565,989

[1]	Beneficially owned by Damien Reynolds, the Company’s executive chair and a director.
[2]	Beneficially owned by Brian McEwen the Company’s president and CEO and a director.
[3]	Beneficially owned by a Douglas Turnbull, a director. Other fees relate to technical services.
[4]	Beneficially owned by a spouse of a director.
[5]	Beneficially owned by James G. Stewart, a director.
[6]	Simon Anderson, an officer of the Company holds a 50% interest.
[7]	Beneficially owned by Simon Anderson, an officer of the Company.
[8]	Has shareholders and one director in common with the Company. Other fees relate to investor relations services ($30,000) and technical services.

The Company currently retains its management on a month-to-month basis except for a contract with Brian McEwen Consulting Inc. for Brian McEwen’s services. Mr. McEwen is paid an annual consulting fee of $212,600; the contract may be terminated on 30 days’ notice.

Effective January 1, 2008, the Company entered into a one-year investor relations contract with Longview, a company with a director in common. Buffalo agreed to pay $10,000 per month for the first three months, $12,500 per month for the balance of the contract and to issue 400,000 options exercisable at $0.45 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s mining and exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing for funding exploration until it develops cash flow from its operations. The Company is currently in discussions with a party to provide debt financing. If successful, this would be used to fund the Furtei operations and, in particular, development of underground mining. The Company owns shares in publicly traded companies which it can sell to generate cash to fund operations. The Company also owns warrants in publicly traded companies that are currently in the money, which it could exercise. At the date of this MD&A the Company has very limited cash reserves and is implementing a plan to reduce cash expenditures.

There is no assurance that the Company can continue to obtain financings; failure to obtain funding would result in the curtailment of activities until further financing could be obtained.

At June 30, 2008, the Company’s working capital was $512,000 compared to a deficiency of $2,122,000 at December 31, 2007. The single biggest factor was the reclassification of Buffalo’s remaining investment in Kinbauri from an equity investment (which is not part of working capital) to a marketable security (which is). There were several other factors at work but, in addition to changes related to increased operations in Sardinia, the euro’s strengthening against the dollar had an adverse effect on the Canadian dollar-equivalent of the Company’s Italian net liabilities.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2008

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements, debt offerings and its planned development of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in the December 31, 2007 audited financial statements.

Effective January 1, 2008, the Company adopted Handbook sections 1535 - Capital Disclosures, 3852 Financial Instruments - Disclosure, 3863 Financial Instruments - Presentation, 1535 Capital Disclosure and 3031 Inventories and an updated Section 1400 – General Standards on Financial Presentation. Effective January 1, 2009, the Company plans to adopt Handbook section 3064 Goodwill and Intangible Assets. Further particulars of these new Handbook sections are provided in note 3 of the financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities, other and other short-term liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of certain long-term liabilities has not been estimated as it considered to be indeterminable. For these liabilities, the Company has used the face value of the liability.

Exchange risk - Many of the Company’s expenses are denominated in Papua New Guinea kina, euros and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea, Italian and Australian operating and capital investment budgets.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk. The Company might be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 107,177,732 common shares. The Company has 6,437,572 stock options with exercise prices ranging from US$0.35 to US$2.08 and 23,318,218 share purchase warrants outstanding with exercise prices ranging from US$0.75 to US$2.25. In addition, the Company has committed to issue 400,000 options to Longview (see “Related Party Transactions” above).